September 14, 2009

Jennifer Gowetski Senior Counsel Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	CreXus Investment Corp. Amendment Nos. 3 and 4 to Form S-11 Filed August 31, 2009 and September 3, 2009, respectively File No. 333-160254

Dear Ms. Gowetski:

On behalf of our client, CreXus Investment Corp., a Maryland corporation (“CreXus”), set forth below are the responses of CreXus to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the comments received in a letter dated September 11, 2009 (the “Comment Letter”) regarding the above referenced Amendment Nos. 3 and 4 to Form S-11 (the “S-11”).

CreXus is filing today Amendment No. 5 to the S-11. This document has been revised to provide additional disclosure in response to the Comment Letter. Set forth below are CreXus’s point-by-point responses to the Comment Letter. All capitalized words used herein and not defined have the respective meanings ascribed to them in the S-11.

Amendment Nos. 3 and 4 to Form S-11

1.             We note your response to comment 5 of our letter dated August 27, 2009, and the revised disclosure. Please revise to briefly define “transaction execution fees.” In addition, please clarify footnote (4) to Table II on page 91 regarding whether listing expenses are included in the fees paid to third parties in connection with the nonpublic programs.

Jennifer Gowetski

September 14, 2009

Response

As discussed with the Staff, the disclosure will be revised in response to this comment by striking the reference to “listing fees” in the footnote in the final prospectus filed pursuant to Rule 424(b) of the Securities Act of 1933. In addition, the Company advises the Staff that “transaction execution fees” are fees a nonpublic program paid to FIDAC in connection with FIDAC entering securities trade information into the Bank of New York clearing system on behalf of such program.

2.            We note your revised disclosure on page 3 and the mortgage loan origination and servicing agreement filed as Exhibit 10.2. Please file all exhibits and attachments to such agreement.

Response

CreXus respectfully informs the staff that the mortgage origination and servicing agreement and all of its exhibits and attachments are filed as Exhibit 10.2 to Amendment No. 5 to the S-11.

If you any questions or comments, please call me at (202) 778-9401 at your earliest convenience.

Very truly yours,

Phillip J. Kardis II

cc:	R. Nicholas Singh, Esq.
Valerie Ford Jacob, Esq.
Paul D. Tropp, Esq.